Exhibit 12

MARRIOTT INTERNATIONAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal year
($ in millions, except ratio)	2004	2003	2002	2001	2000
Income from continuing operations before income taxes and minority interest (1)	$654	$488	$471	$421	$771
Loss related to equity method investees	42	7	6	14	6

	696	495	477	435	777

Add/(deduct):
Fixed charges	197	211	213	268	240
Interest capitalized	(16)	(25)	(43)	(61)	(52)
Distributed income of equity method investees	9	30	27	4	2
Minority interest in pre-tax loss	40	39	—	—	—

Earnings available for fixed charges	$926	$750	$674	$646	$967

Fixed charges:
Interest expensed and capitalized (2)	$115	$135	$129	$170	$152
Estimate of interest within rent expense	82	76	84	98	88

Total fixed charges	$197	$211	$213	$268	$240

Ratio of earnings to fixed charges	4.7	3.6	3.2	2.4	4.0

(1)	Reflected in income from continuing operations before income taxes and minority interest are the following items associated with the synthetic fuel operation: an operating loss of $98 million and equity in losses of $28 million, partially offset by net earn-out payments received of $28 million for the year ended December 31, 2004; an operating loss of $104 million and equity in earnings of $10 million for the year ended January 2, 2004; and an operating loss of $134 million for the year ended January 3, 2003.
(2)	“Interest expensed and capitalized” includes amortized premiums, discounts and capitalized expenses related to indebtedness.

Exhibit 12

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